Scorpio Bulkers Inc. Announces Financial Results for the Second Quarter of 2016
MONACO-(Marketwired - July 27, 2016) - Scorpio Bulkers Inc. (NYSE: SALT) (“Scorpio Bulkers,” or the “Company”) today reported its results for the three and six months ended June 30, 2016.
Results for the three and six months ended June 30, 2016 and 2015
For the three months ended June 30, 2016, the Company’s GAAP net loss was $24.7 million, or $0.48 loss per diluted share compared to a GAAP net loss of $138.6 million, or $8.50 loss per diluted share for the three months ended June 30, 2015. For the three months ended June 30, 2015, the Company’s adjusted net loss was $16.6 million or $1.01 adjusted loss per diluted share, which excludes a write down of assets held for sale of $119.6 million and the write off of deferred financing costs on credit facilities that will no longer be used of $2.4 million, or $7.49 loss per diluted share (see Non-GAAP Financial Measures section below). There were no non-GAAP adjustments to earnings in the three months ended June 30, 2016.
For the six months ended June 30, 2016, the Company’s adjusted net loss was $58.1 million, or $1.43 adjusted loss per diluted share, which excludes a loss/write off of vessels and assets held for sale of $12.4 million, the write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million, or $0.62 loss per diluted share (see Non-GAAP Financial Measures section below). For the six months ended June 30, 2016, the Company had a GAAP net loss of $83.0 million, or $2.05 loss per diluted share.
For the six months ended June 30, 2015, the Company’s adjusted net loss was $33.4 million or $2.17 adjusted loss per diluted share, which excludes a write down on assets held for sale of $151.4 million and the write off of deferred financing costs on credit facilities that will no longer be used of $6.0 million, or $10.23 loss per share (see Non-GAAP Financial Measures section below). For the six months ended June 30, 2015, the Company had a GAAP net loss of $190.7 million, or $12.40 loss per diluted share.
Recent Significant Events
TCE Revenue Earned during the Second Quarter of 2016

•	Our Kamsarmax fleet earned $5,263 per day

•	Our Ultramax fleet earned $5,335 per day
Voyages Fixed thus far in the Third Quarter of 2016

•	Kamsarmax fleet: approximately $6,611 per day for 45% of the days

•	Ultramax fleet: approximately $7,153 per day for 55% of the days
Equity Raise
During the second quarter of 2016, the Company raised net proceeds of approximately $67.5 million through the issuance of 23 million shares of common stock at $3.05 per share. Scorpio Services Holding Limited purchased an aggregate of 5,250,000 common shares at the public offering price.
Newbuilding Vessels Deliveries
During the second quarter of 2016, the Company took delivery from shipyards of the following newbuilding vessels:

•	SBI Zeus, an Ultramax vessel, was delivered from Mitsui Engineering & Shipbuilding Co., Ltd.

•	SBI Hyperion, an Ultramax vessel, was delivered from Nantong COSCO KHI Ship Engineering Co, Ltd.

•	SBI Hera, an Ultramax vessel, was delivered from Mitsui Engineering & Shipbuilding Co., Ltd.
Between July 1, 2016 and July 22, 2016 the Company took delivery from shipyards of the following newbuilding vessels:

•	SBI Tethys an Ultramax vessel, was delivered from Nantong COSCO KHI Ship Engineering Co, Ltd.

•	SBI Phoebe an Ultramax vessel, was delivered from Chengxi Shipyard Co. Ltd.
Liquidity and Debt
Fleet Financing Update
During the second quarter of 2016, the Company agreed with its lenders to amend the relevant loan agreements such that the interest coverage ratio, as defined in each agreement, will not be applicable until the first quarter of 2018, at which point the ratio will be 1.00 to 1.00 and will be calculated on a year-to-date basis for the first and second quarter of 2018. Thereafter, the interest coverage ratio will revert to its original covenant level of 2.50 to 1.00.
During the second quarter of 2016, the Company agreed with its lenders to amend its loan agreements such that the respective value-to-loan ratio covenant, as defined in each agreement, is reduced to 140% in all but the $67.5 Million Credit Facility, where the covenant level is reduced to 115%.
During the second quarter of 2016, the Company also agreed with all of its lenders to amend definitions within its "leverage ratio" and "consolidated net worth" covenants to exclude certain non-operating items.
Loan Prepayments
$67.5 Million Credit Facility
In January 2016, the Company reached an agreement in principle with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $4.0 million. As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $8.0 million. The agreement was executed in April 2016 at which time we made a prepayment of $3.2 million. The remaining prepayment of $0.8 million under this agreement was made upon drawing down the loan on the SBI Phoebe in July 2016.
In May 2016, the Company reached an agreement with the lender to make an advance principal repayment of approximately $2.5 million, which was made in the second quarter of 2016. In connection with this amendment the Company agreed to reduce the available loan amount by approximately $4.4 million.
$409.0 Million Credit Facility
In February 2016, the Company reached an agreement in principle with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $14.0 million (calculated on the basis of loan amounts available for undelivered ships and adjusted for the recent cancellation of a shipbuilding contract as announced on April 3, 2016), which was made in the first half of 2016 or, where applicable, will be made upon draw down. As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $28.1 million (calculated on the basis of loan amounts available for the undelivered ships and adjusted for the cancellation of a shipbuilding contract). The agreement was executed in April 2016.
During the second quarter of 2016, the Company agreed to reduce the available loan amount by approximately $22.5 million.
$330 Million Credit Facility
In May 2016, the Company reached an agreement with the lenders to not make $10.0 million of installment payments falling due between the second quarters of 2016 and 2017 in exchange for an advance principal repayment of $10.0 million, which was made in the second quarter of 2016.
During the second quarter of 2016, the Company agreed to reduce the available loan amount by approximately $16.8 million.
$42 Million Credit Facility

In May 2016, the Company reached an agreement with the lender to not make approximately $0.8 million of installment payments falling due in the first quarter of 2018 in exchange for an advance principal repayment of approximately $0.8 million, which was made in the second quarter of 2016.
$27.3 Million Credit Facility
In February 2016, the Company reached an agreement in principle with the lender to add four quarterly installment payments to the balloon payment in exchange for an advance principal repayment of approximately $1.6 million. As a result of this agreement, the Company will not have to make the next eight quarterly installment payments totaling $3.1 million. The agreement was executed in April 2016 at which time the prepayment was made.
In May 2016, the Company reached an agreement with the lender to not make approximately $0.8 million of installment payments falling due between the second and third quarters of 2018 in exchange for an advance principal repayment of approximately $0.8 million, which was made in the second quarter of 2016.
$39.6 Million Credit Facility
In May 2016, the Company reached an agreement with the lender to not make approximately $0.5 million of installment payments falling due in the first quarter of 2018 in exchange for an advance principal repayment of approximately $0.5 million, which was made in the second quarter of 2016.
We made the following drawdowns, gross of any simultaneous prepayments, from our credit facilities during the second quarter of 2016:

	Credit facility	Drawdown amount ($ thousands)	Collateral
1	$409 Million Credit Facility	$12,750	SBI Zeus
2	$409 Million Credit Facility	13,200	SBI Hera
3	$330 Million Credit Facility	12,300	SBI Hyperion
4	$330 Million Credit Facility	12,300	SBI Tethys
As of July 22, 2016, the Company had approximately $229.3 million in cash and cash equivalents. As of July 22, 2016, the Company’s outstanding debt balance, gross of unamortized deferred financing costs, and amount available to draw is as follows (dollars in thousands):

	As of June 30, 2016	As of July 22, 2016
Credit facility	Amount outstanding	Amount outstanding	Amount available *
Senior Notes	$73,625	$73,625	$—
$39.6 Million Credit Facility	22,059	22,059	—
$409 Million Credit Facility	130,696	130,696	66,000
$330 Million Credit Facility	201,584	201,584	63,600
$42 Million Credit Facility	43,465	43,465	—
$67.5 Million Credit Facility	35,684	46,476	—
$12.5 Million Credit Facility	11,358	11,358	—
$27.3 Million Credit Facility	20,925	20,925	—
Total	$539,396	$550,188	$129,600

*	Reflects the maximum loan amount available on undrawn vessels.

The Company’s projected quarterly principal repayments through year end 2018 based on current levels of bank debt, maximum loan amount available on undrawn vessels is as follows (dollars in millions):

Q3 2016	$3.5
Q4 2016	3.3
Q1 2017	1.5
Q2 2017	2.9
Q3 2017	6.3
Q4 2017	6.3
Q1 2018	7.5
Q2 2018	8.8
Q3 2018	9.3
Q4 2018	10.1
Total	59.5

Newbuilding Program
Our Newbuilding Program consists of contracts for the construction of 48 dry bulk vessels, comprised of 28 Ultramax newbuildings, and 20 Kamsarmax newbuilding. Of this total, through July 22, 2016, we have taken delivery of 14 Kamsarmax and 24 Ultramax vessels. The aggregate construction price for the remaining 10 dry bulk vessels is $293.2 million. Of this amount, $191.2 million remains unpaid as of July 22, 2016 and is scheduled to be paid in installments through the delivery dates of each vessel. Upon delivery of the vessels we expect to drawdown up to $129.6 million of available debt. The future payment dates and amounts are as follows (dollars in millions) (1):

Q3 2016	$35.1	(2)
Q4 2016	113.9
Q1 2017	21.1
Q2 2017	21.1
	$191.2

(1)	These are estimates only and are subject to change as construction progresses.

(2)	Relates to payments expected to be made from July 22, 2016 to September 30, 2016 and excludes $21.8 million paid from July 1 to July 22, 2016.

Financial Results for the Three Months Ended June 30, 2016 Compared to the Three Months Ended June 30, 2015
The Company had a GAAP net loss of $24.7 million, or $0.48 loss per diluted share for the second quarter of 2016 compared with a GAAP net loss of $138.6 million, or $8.50 loss per diluted share for the second quarter of 2015. Excluding a write down of assets held for sale of $119.6 million and the write off of deferred financing costs on credit facilities that will no longer be used of $2.4 million, adjusted net loss for the second quarter of 2015 was $16.6 million or $1.01 adjusted loss per diluted share (see Non-GAAP Financial Measures below). There were no non-GAAP adjustments to earnings in the second quarter of 2016.
Time charter equivalent (TCE) revenue, a Non-GAAP financial measure, is vessel revenues less voyage expenses (including bunkers, port charges, broker fees and other miscellaneous expenses that we are unable to recoup under time charter and pool arrangements). TCE revenue is included herein because it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters, and pool charters), and it provides useful information to investors and management.

TCE revenue was $17.4 million for the second quarter of 2016 and is associated with a day weighted average of 3 vessels time chartered-in and 34 vessels owned compared to $12.6 million during the prior year quarter, which was associated with chartering in a day weighted average of 13 vessels and eight vessels owned. (For a complete list of our vessels owned please see the Company’s Fleet List.) TCE revenue per day was $5,303 and $6,663 for the second quarter of 2016 and 2015, respectively, as reflected in the table below. While rates have rebounded slightly from the recent historic lows, rates remained considerably lower in the second quarter of 2016 than during the prior year period, resulting in a lower TCE revenue per day. The overall increase in TCE revenue versus the prior year period is due to the increase in revenue days associated with the growth of our fleet.
Vessel operating costs were $15.6 million included approximately $0.9 million of takeover costs associated with new deliveries and related to 34 vessels owned, on average, during the period. Takeover costs will decrease as our newbuildings are delivered. Vessel operating costs for the prior year quarter were $4.5 million and related to eight vessels owned, on average, during the period. Daily operating costs, excluding takeover costs, for the second quarter of 2016 were approximately $4,750. Sequentially, these costs decreased from the first quarter of 2016 when daily operating costs excluding takeover costs were $4,969.
Charterhire expense decreased to $3.6 million in the second quarter of 2016 from $13.2 million in the prior year period, reflecting the reduction in the number of vessels time chartered-in. Charterhire expense is expected to decrease to approximately $2.7 million per quarter for the remainder of the year as the number of chartered-in vessels has been reduced to two.
Depreciation increased to $8.7 million in the second quarter of 2016 from $2.6 million in the prior year period, reflecting the increase in our weighted average vessels owned to 34 from eight.
General and administrative expense was $8.6 million in both periods and includes $4.7 million and $6.2 million of restricted stock amortization in the second quarters of 2016 and 2015, respectively. The decrease in restricted stock amortization is due to prior year grants vesting and being fully expensed. This decrease was offset by an increase in commercial management fees, reflecting the growth of our fleet, as well as an increase in legal and professional services fees.
During the second quarter of 2016, Company agreed to reduce the aggregate available loan amounts by $43.7 million resulting in the write off of approximately $1.3 million of deferred financing costs.
During the second quarter of 2015, the Company recorded a loss/write off of vessels and assets held for sale associated with writing down nine contracts to construct vessels that the Company classified as held for sale during the period as well as incremental write downs of certain construction contracts that were classified as held for sale at March 31, 2015. It also wrote off $2.4 million, of deferred financing costs accumulated on credit facilities for which the commitments were reduced pursuant to the removal from the facilities of certain vessels that have been sold or classified as held for sale.
Financial Results for the Six Months Ended June 30, 2016 Compared to the Six Months Ended June 30, 2015
The Company had a GAAP net loss of $83.0 million, or $2.05 loss per diluted share for the six months ended June 30, 2016 compared with a GAAP net loss of $190.7 million, or $12.40 loss per diluted share for the six months ended June 30, 2015. Excluding a loss/write off of vessels and assets held for sale of $12.4 million, a write off of deferred financing costs on credit facilities that will no longer be used of $2.5 million and a charterhire contract termination fee of $10.0 million, adjusted net loss for the six months ended June 30, 2016 was $58.1 million, or $1.43 adjusted loss per diluted share. Excluding a loss/write off of vessels and assets held for sale of $151.4 million and the write off of deferred financing costs on credit facilities that will no longer be used of $6.0 million, adjusted net loss for the six months ended June 30, 2015, was $33.4 million or $2.17 adjusted loss per diluted share (see Non-GAAP Financial Measures below).
TCE revenue was $27.6 million in the first half of 2016 and is associated with a day weighted average of five vessels time chartered-in and 33 average vessels owned compared to $25.0 million during the prior year period, which was associated with chartering in a day weighted average of 14 vessels and seven average vessels owned. (For a complete list of our vessels owned please see the Company’s Fleet List.) TCE revenue per day was $4,396 and $6,681 for the first half of 2016 and 2015, respectively as reflected in the table below. The decrease in TCE revenue per day is due to the sale of all of our Capesize vessels as well as a reduced rates resulting from the weakness in the dry bulk market, as reflected by the Baltic Dry Index (“BDI”). After falling to an all-time low of 290 in February of 2016, the BDI has rebounded slightly but remains at depressed levels. The increase in the average vessels owned outweighed the reduced rates resulting in an increase in total TCE revenue versus the prior year period.
Vessel operating costs were $30.9 million, including approximately $1.9 million of takeover costs associated with new deliveries and related to 34 vessels owned on average during the period. Takeover costs will decrease as our newbuildings are delivered. Vessel operating costs for the prior year period were $7.5 million and related to seven vessels owned, on average, during the period. Daily operating costs, excluding takeover costs, for the first half of 2016 were $4,856.

Charterhire expense decreased to $12.2 million in the first half of 2016 from $29.4 million in the prior year period reflecting the reduction in the number of vessels time chartered-in. During the first half of 2016 we also recorded a $10.0 million charge to terminate four time charter-in contracts. Termination of these contracts reduces our future cash outflow and will have a positive impact on our future operating results as the contracts were at above current market rates. Charterhire expense is expected to drop to approximately $2.7 million per quarter for the remainder of the year as we have reduced the number of vessels chartered-in to two.
Depreciation increased to $16.0 million in the first half of 2016 from $4.1 million in the prior year period reflecting the increase in our weighted average vessels owned to 33 from seven.
General and administrative expense was $16.4 million and $16.9 million for the first half of 2016 and 2015, respectively, and included $9.2 million and $12.2 million of restricted stock amortization, respectively. The decrease in restricted stock amortization is due to prior year grants vesting and being fully expensed as well as the reversal of expense related to cancelled awards. This decrease was partially offset by an increase in commercial management fees, reflecting the growth of our fleet, compensation costs including employee separation costs, and an increase in directors’ fees due to two additional independent directors, as well as an increase in the number of board of director and committee meetings.
During the first half of 2016, the Company recorded a loss/write off of vessels and assets held for sale of $12.4 million of which $11.6 million related to the cancellation of a shipbuilding contract for a Kamsarmax bulk carrier that was expected to be delivered in April 2016 and $0.8 million in additional expenses related to vessels held for sale at December 31, 2015. The loss recorded in the prior year period was associated with writing down 13 contracts to construct vessels that were classified as held for sale during the six months ended June 30, 2015, as well as an incremental write down of certain contracts classified as held for sale at December 31, 2014.
During the first half of 2016 and 2015, the Company wrote off $2.5 million and $6.0 million, respectively, of deferred financing costs accumulated on credit facilities for which the commitments were reduced pursuant to the removal from the facilities of certain vessels that have been sold or classified as held for sale. In addition, during 2016, Company agreed to reduce the aggregate available loan amounts by $43.7 million resulting in the write off of approximately $1.3 million of deferred financing costs.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Statements of Operations (unaudited)
(Amounts in thousands, except per share data)

	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Revenue:
Vessel revenue	$17,374	$12,781	$27,618	$25,322
Operating expenses:
Voyage expenses	2	141	67	322
Vessel operating costs	15,628	4,549	30,943	7,482
Charterhire expense	3,631	13,220	12,175	29,407
Charterhire contract termination charge	—	—	10,000	—
Vessel depreciation	8,718	2,563	16,011	4,130
General and administrative expenses	8,599	8,560	16,385	16,882
Loss / write down on assets held for sale	—	119,604	12,433	151,355
Total operating expenses	36,578	148,637	98,014	209,578
Operating loss	(19,204)	(135,856)	(70,396)	(184,256)
Other income (expense):
Interest income	187	61	280	129
Foreign exchange (loss) gain	(20)	(37)	(138)	32
Financial expense, net	(5,711)	(2,813)	(12,754)	(6,616)
Total other expense	(5,544)	(2,789)	(12,612)	(6,455)
Net loss	$(24,748)	$(138,645)	$(83,008)	$(190,711)

Loss per common share- basic and diluted(1)	$(0.48)	$(8.50)	$(2.05)	$(12.40)
Weighted-average shares outstanding- basic and diluted(1)	51,305	16,303	40,550	15,384

(1)
Diluted weighted average shares outstanding excludes the impact of restricted shares for the three and six months ended June 30, 2016 and 2015, as the impact would be anti-dilutive since the company is in a net loss position.

Scorpio Bulkers Inc. and Subsidiaries
Consolidated Balance Sheets
(Dollars in thousands)

	June 30, 2016	December 31, 2015
	(unaudited)
Assets
Current assets
Cash and cash equivalents	$241,740	$200,300
Accounts receivable	8,255	8,197
Prepaid expenses and other current assets	6,019	11,247
Assets held for sale	—	172,888
Total current assets	256,014	392,632
Non-current assets
Vessels, net	1,064,154	764,454
Vessels under construction	180,637	288,282
Deferred financing costs, net	1,691	464
Other assets	19,748	27,261
Total non-current assets	1,266,230	1,080,461
Total assets	$1,522,244	$1,473,093

Liabilities and shareholders’ equity
Current liabilities
Bank loans	$3,895	$107,739
Accounts payable and accrued expenses	9,934	16,838
Total current liabilities	13,829	124,577
Non-current liabilities
Bank loans	447,530	342,314
Senior Notes	71,933	71,671
Total non-current liabilities	519,463	413,985
Total liabilities	533,292	538,562
Shareholders’ equity
Preferred stock, $0.01 par value; 50,000,000 shares authorized; no shares issued or outstanding	—	—
Common stock, $0.01 par value per share; authorized 112,500,000 shares; issued and outstanding 72,713,980 and 28,686,561 shares as of June 30, 2016 and December 31, 2015, respectively	727	287
Paid-in capital	1,704,894	1,567,905
Accumulated deficit	(716,669)	(633,661)
Total shareholders’ equity	988,952	934,531
Total liabilities and shareholders’ equity	$1,522,244	$1,473,093

Scorpio Bulkers Inc. and Subsidiaries
Statements of Cash Flows (unaudited)
(Amounts in thousands)

	For the six months ended June 30,
	2016	2015
Operating activities
Net loss	$(83,008)	$(190,711)
Adjustment to reconcile net loss to net cash used by
operating activities:
Restricted stock amortization	9,168	12,172
Vessel depreciation	16,011	4,130
Amortization of deferred financing costs	1,883	562
Write off of deferred financing costs	3,781	5,968
Loss / write down on assets held for sale	10,555	151,355
Changes in operating assets and liabilities:
(Decrease) increase in accounts receivable	(58)	3,718
Increase in prepaid expenses and other current assets	2,973	76
(Decrease) increase in accounts payable and accrued expenses	(6,904)	659
Net cash used in operating activities	(45,599)	(12,071)
Investing activities
Proceed from sale of assets held for sale	271,376	91,854
Payments on assets held for sale	(98,445)	(47,333)
Payments for vessels and vessels under construction	(218,542)	(266,980)
Net cash used in investing activities	(45,611)	(222,459)
Financing activities
Proceeds from issuance of common stock	128,139	218,331
Proceeds from issuance of long-term debt	157,393	134,963
Repayments of long-term debt	(152,064)	(3,276)
Debt issue costs paid	(818)	(15,793)
Net cash provided by financing activities	132,650	334,225
Increase in cash and cash equivalents	41,440	99,695
Cash at cash equivalents, beginning of period	200,300	272,673
Cash and cash equivalents, end of period	$241,740	$372,368

Scorpio Bulkers Inc. and Subsidiaries
Other Operating Data (unaudited)
(Dollars in thousands)

	Three months ended June 30, 2016	Three months ended June 30, 2015	Six months ended June 30, 2016	Six months ended June 30, 2015
Time charter equivalent revenue (1):
Vessel revenue	$17,374	$12,781	$27,618	$25,322
Voyage expenses	2	141	67	322
Time charter equivalent revenue	$17,372	$12,640	$27,551	$25,000
Time charter equivalent revenue attributable to:
Kamsarmax	$7,657	$5,960	$12,018	$13,161
Ultramax	9,715	5,182	15,533	9,726
Capesize	—	1,498	—	2,113
	$17,372	$12,640	$27,551	$25,000
Revenue days:
Kamsarmax	1,455	967	2,764	2,107
Ultramax	1,821	789	3,503	1,440
Capesize	—	141	—	195
Combined	3,276	1,897	6,267	3,742
TCE per revenue day (1):
Kamsarmax	$5,263	$6,163	$4,348	$6,246
Ultramax	$5,335	$6,568	$4,434	$6,754
Capesize	$—	$10,624	$—	$10,836
Combined	$5,303	$6,663	$4,396	$6,681

(1)
We define Time Charter Equivalent (TCE) revenue as voyage revenues less voyage expenses. Such TCE revenue, divided by the number of our available days during the period, or revenue days, is TCE per revenue day, which is consistent with industry standards. TCE per revenue day is a common shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per-day amounts while charter hire rates for vessels on time charters generally are expressed in such amounts.

We report TCE revenue, a non-GAAP financial measure, because (i) we believe it provides additional meaningful information in conjunction with voyage revenues and voyage expenses, the most directly comparable U.S.-GAAP measure, (ii) it assists our management in making decisions regarding the deployment and use of our vessels and in evaluating their financial performance, (iii) it is a standard shipping industry performance measure used primarily to compare period-to-period changes in a shipping company’s performance irrespective of changes in the mix of charter types (i.e., spot charters, time charters and bareboat charters) under which the vessels may be employed between the periods, and (iv) we believe that it presents useful information to investors.

Fleet List as of July 22, 2016

Owned vessels delivered from shipyards

Vessel Name	Year Built	DWT	Vessel Type
SBI Cakewalk	2014	82,000	Kamsarmax
SBI Charleston	2014	82,000	Kamsarmax
SBI Samba	2015	84,000	Kamsarmax
SBI Rumba	2015	84,000	Kamsarmax
SBI Capoeira	2015	82,000	Kamsarmax
SBI Electra	2015	82,000	Kamsarmax
SBI Carioca	2015	82,000	Kamsarmax
SBI Conga	2015	82,000	Kamsarmax
SBI Flamenco	2015	82,000	Kamsarmax
SBI Bolero	2015	82,000	Kamsarmax
SBI Sousta	2016	82,000	Kamsarmax
SBI Rock	2016	82,000	Kamsarmax
SBI Lambada	2016	82,000	Kamsarmax
SBI Reggae	2016	82,000	Kamsarmax
Total Kamsarmax		1,152,000

SBI Antares	2015	61,000	Ultramax
SBI Athena	2015	64,000	Ultramax
SBI Bravo	2015	61,000	Ultramax
SBI Leo	2015	61,000	Ultramax
SBI Echo	2015	61,000	Ultramax
SBI Lyra	2015	61,000	Ultramax
SBI Tango	2015	61,000	Ultramax
SBI Maia	2015	61,000	Ultramax
SBI Hydra	2015	61,000	Ultramax
SBI Subaru	2015	61,000	Ultramax
SBI Pegasus	2015	64,000	Ultramax
SBI Ursa	2015	61,000	Ultramax
SBI Thalia	2015	64,000	Ultramax
SBI Cronos	2015	61,000	Ultramax
SBI Orion	2015	64,000	Ultramax
SBI Achilles	2016	61,000	Ultramax
SBI Hercules	2016	64,000	Ultramax
SBI Perseus	2016	64,000	Ultramax
SBI Hermes	2016	61,000	Ultramax
SBI Zeus	2016	60,200	Ultramax
SBI Hera	2016	60,200	Ultramax
SBI Hyperion	2016	61,000	Ultramax
SBI Tethys	2016	61,000	Ultramax
SBI Phoebe	2016	64,000	Ultramax
Total Ultramax		1,483,400
Total Owned Vessels DWT		2,635,400

Vessels under construction

Kamsarmax
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull S1726A - TBN SBI Zumba	Q3-16	82,000	Hudong
2	Hull S1231 - TBN SBI Macarena	Q4-16	82,000	Hudong
3	Hull S1735A - TBN SBI Parapara	Q4-16	82,000	Hudong
4	Hull S1736A - TBN SBI Mazurka	Q4-16	82,000	Hudong
5	Hull S1232 - TBN SBI Swing	Q1-17	82,000	Hudong
6	Hull S1233 - TBN SBI Jive	Q2-17	82,000	Hudong
	Kamsarmax NB DWT		492,000

Ultramax
	Vessel Name	Expected Delivery (1)	DWT	Shipyard
1	Hull 1911 - TBN SBI Poseidon	Q3-16	60,200	Mitsui
2	Hull 1912 - TBN SBI Apollo	Q4-16	60,200	Mitsui
3	Hull CX0655 - TBN SBI Samson	Q4-16	64,000	Chengxi
4	Hull CX0656 - TBN SBI Phoenix	Q4-16	64,000	Chengxi
	Ultramax NB DWT		248,400
	Total Newbuild DWT		740,400
As used in this earnings release “Chengxi” refers to Chengxi Shipyard Co., Ltd., “Hudong” refers to Hudong-Zhonghua Shipbuilding (Group) Co., Inc., and “Mitsui” refers to Mitsui Engineering & Shipbuilding Co. Ltd.

(1)	Expected delivery date relates to the quarter during which each vessel is currently expected to be delivered from the shipyard.
Time chartered-in vessels
The Company has time chartered-in two dry bulk vessels. The terms of the time charter-in contracts are summarized as follows:

Vessel Type	Year Built	DWT	Where Built	Daily Base Rate	Earliest Expiry
Kamsarmax	2012	82,000	South Korea	$15,500	30-Jul-17	(1)
Panamax	2004	77,500	China	$14,000	03-Jan-17	(2)
Total TC DWT		159,500

(1)
This vessel has been time chartered-in for 39 to 44 months at the Company’s option at $15,500 per day. The Company has the option to extend this time charter for one year at $16,300 per day. The vessel was delivered on April 23, 2014.

(2)
This vessel has been time chartered-in for 32 to 38 months, with such term to be determined at the Company’s option at $14,000 per day. The agreement also contains a profit and loss sharing provision whereby, commencing upon the termination of the time charter-in agreement, we split all of the vessel’s profits and losses with the vessel’s owner for a period of two years.  The vessel was delivered on May 3, 2014.

Conference Call Details:
Wednesday, July 27, 2016 at 10:00 AM Eastern Daylight Time/4:00 PM Central European Summer Time.
Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1 (866) 225-2055 (U.S.) or 1 (416) 340-2219 (International). The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.
Slides and Audio Webcast:
There will also be a simultaneous live webcast over the internet, through the Scorpio Bulkers Inc. website www.scorpiobulkers.com. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

Webcast URL: https://www.webcaster4.com/Webcast/Page/608/16357
About Scorpio Bulkers Inc.
Scorpio Bulkers Inc. is a provider of marine transportation of dry bulk commodities. Scorpio Bulkers Inc. currently owns 38 vessels, consisting of 14 Kamsarmax vessels and 24 Ultramax vessels. The Company also time charters-in two dry bulk vessels (consisting of one Panamax and one Kamsarmax vessel) and has contracted for 10 dry bulk vessels consisting of six Kamsarmax and four Ultramax), from shipyards in Japan and China. Upon final delivery of all of the vessels the owned fleet is expected to have a total carrying capacity of approximately 3.4 million deadweight tonnes. Additional information about the Company is available on the Company’s website www.scorpiobulkers.com, which is not a part of this press release.

Non-GAAP Financial Measures
This press release describes adjusted net loss and related per share amounts, which is not a measure prepared in accordance with GAAP. We believe the non-GAAP financial measure presented in this press release provides investors with a means of evaluating and understanding how the Company’s management evaluates the Company’s operating performance. These non-GAAP financial measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with GAAP.
Adjusted net loss
In thousands, except per share data

	Three months ended June 30,
	2015
	Amount (unaudited)	Per share (unaudited)
Net loss	$(138,645)	$(8.50)
Adjustments:
Loss / write down on assets held for sale	119,604	7.34
Write down of deferred financing cost	2,438	0.15
Total adjustments	122,042	7.49
Adjusted net loss	$(16,603)	$(1.01)

	Six months ended June 30,
	2016		2015
	Amount (unaudited)	Per share(unaudited)	Amount (unaudited)	Per share (unaudited)
Net loss	$(83,008)	$(2.05)	$(190,711)	$(12.40)
Adjustments:
Loss / write down on assets held for sale	12,433	0.31	151,355	9.84
Write down of deferred financing cost	2,456	0.06	5,968	0.39
Charterhire contract termination	10,000	0.25	—	—
Total adjustments	24,889	0.62	157,323	10.23
Adjusted net loss	$(58,119)	$(1.43)	$(33,388)	$(2.17)

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contact:

Scorpio Bulkers Inc.
+377-9798-5715 (Monaco)
+1-646-432-1675 (New York)